Exhibit 4.54

I, Ouyang Zhengyu, a PRC citizen whose ID number is 362428197707192733 and residence address is Baijiaxu Town, Baijia Town, Wan’an County, Jiangxi Province, hereby make the representations concerning the shareholding in Beijing Lei Ting Wu Ji Network Technology Company Limited on behalf of Puccini International Limited (the “Trustor”) (whose registered address is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands) as follows:

1.	I executed a Trust Deed on September 28, 2005 and hold 80% equity interest in Beijing Lei Ting Wu Ji Network Technology Company Limited on behalf of Puccini International Limited in my name (the “Trusted Equity”).

2.	I hereby admit that the Trusted Equity of such trust was contributed by the Trustor in my own name, and the property and proceeds arising from it was attributed to the Trustor. I did not pay any fees or considerations for the Trusted Equity.

3.	I confirm that, besides holding the Trusted Equity in my own name on behalf of the Trustor, I do not have the right to use or dispose the Trusted Equity or collect proceeds accrued thereon and such Trusted Equity is not attributed to my property or the property jointly owned by me and my spouse during the period from the establishment of this trust to the termination of this trust.

4.	I confirm that the Trusted Equity shall be separated from my property or the property jointly owned by me and my spouse. In particular, when I encounter disputes, litigations, arbitrations, or administrative punishment, or if I shall lose civil capacity in part or in whole, disappear or die, the Trustor’s rights of such Trusted Equity will not be changed, restricted, or impaired by any of the aforesaid events.

5.	I hereby beforehand confirm that once any of the aforesaid events occurs, the Trustor shall be entitled to decide how to dispose such Trusted Equity concurrently. I, and/or the property trustee, and/or my successors shall not propose any objection in relation to it.

All the aforesaid representations reflect my genuine intention, and there is no fraud, compulsion, misrepresentation, unfairness, collusion, or violation of law. These representations are effective until my death and I guarantee that I there would be no change or regret.

Representor:	Ouyang Zhengyu

Name:	/s/ Ouyang Zhengyu

Date:	September 28, 2005